Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Unico American Corporation and subsidiaries:

We consent to the incorporation by reference in the registration statement (No. 333-101482 and 176206) on Form 10-K of Unico American Corporation and subsidiaries of our report dated March 25, 2016, with respect to the consolidated balance sheet of Unico American Corporation and subsidiaries as of December 31, 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year then ended, and all related financial statement schedules, which report appears in the December 31, 2015 annual report on Form 10-K of Unico American Corporation and subsidiaries.

/s/ JLK Rosenberger, LLP

Glendale, CA
March 25, 2016